UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
MAY 2 3 2002
1086

02037381

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE

May 23, 2002

YELL FINANCE B.V.
(Translation of Registrant's Name Into English)

Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - ______.

PROCESSED
MAY 2 4 2002
THOMSON
FINANCIAL

1 of 4

FOR RELEASE IN THE UNITED STATES

YELL.

May 23, 2002

NOTICE TO HOLDERS OF YELL FINANCE B.V. SENIOR NOTES

Yell Finance B.V. announces that its parent company, Yell Group Limited, has indicated that it intends to proceed this summer with a capital raising of approximately £750 million (gross proceeds) as part of a primary and potential secondary equity offering. In the event our parent company completes the capital raising, we expect that a portion of the net proceeds will be used to repay existing debt of our parent company. In addition, we expect that a portion of the net proceeds will be provided to us, which we expect to use, together with other of our existing cash resources, to repay approximately £600 million of existing indebtedness, including approximately £250 million under our senior credit facilities, a $250 million (£176 million) bridge facility entered into in connection with the McLeod acquisition and up to 35% (£174 million) of the senior notes pursuant to the optional redemption features under the indentures.

For further information please contact:

Yell
Richard Duggleby - Head of External Relations
Tel - +44 (0)118 950 6206 Mobile - + 44 (0) 7860 733488
E-mail – richard.duggleby@yellgroup.com

Jill Sherratt – Head of Investor Relations
Tel - +44 (0) 118 950 6984 Mobile - +44 (0) 7764 879808
E-mail – jill.sherratt@yellgroup.com

This announcement does not contain or constitute an offer of securities for sale in the United States. In the event of an offering, any securities offered will not be and have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Stabilisation/FSA.

2

Our parent company has made available the following information regarding the McLeodUSA Publishing Company ("McLeod"), which we acquired on 16 April 2002. Based on US GAAP private company financial statements prepared for the sale of McLeod, during the year ended 31 December 2001, McLeod generated *turnover* of $298.4 million ($253.9 million in 2000 and $211.3 million in 1999) and EBITDA, excluding a management fee paid to McLeod's former parent, of $56.7 million ($43.3 million in 2000 and $27.4 million in 1999).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23 2002

YELL FINANCE B.V.
(Registrant)

By: [signature]
Name: John Condron
Title: Chief Executive Officer

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